EXHIBIT 99.1

REPORT UNDER

NATIONAL INSTRUMENT 52-102

Report of voting results

To the securities regulatory authorities of each of the Provinces and Territories of Canada

In accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, the following sets out the voting results obtained at the annual meeting of shareholders of Central Fund of Canada Limited (“Central Fund”) held on February 27, 2012.

1.	Election of Directors

Each of the nominees listed in the Information Circular was elected as a Director of Central Fund. Individual Director results are set out below.

Nominee	FOR	% FOR	WITHHELD	% WITHHELD
Brian E. Felske	35,263	100	0	0
Bruce D. Heagle	35,263	100	0	0
Ian M.T. McAvity	35,263	100	0	0
Michael A. Parente	35,263	100	0	0
Dale R. Spackman	35,263	100	0	0
Philip M. Spicer	35,263	100	0	0
J.C. Stefan Spicer	35,263	100	0	0

2.	Appointment of Auditors

Ernst & Young LLP was appointed as auditors of Central Fund.

FOR	% FOR	WITHHELD	% WITHHELD

34,667	100	0	0

Dated this 21st day of March, 2012.

“John S. Elder”
Name: John S. Elder
Title: Secretary